Exhibit 12.1
BROADCOM CORPORATION
STATEMENT REGARDING THE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

	2004		2005		2006		2007		2008
Income before income taxes	$229,267		$346,869		$366,641		$219,456		$222,315

Add fixed charges
Interest expense	100		100		—		—		—
Interest within rental expense	13,440		15,470		19,845		22,820		23,800

Subtotal fixed charges	13,540		15,570		19,845		22,820		23,800

Total income before income taxes and fixed charges	$242,807		$362,439		$386,486		$242,276		$246,115

Ratio of fixed charges to income before income taxed and fixed charges	17.9	x	23.3	x	19.5	x	10.6	x	10.3	x